UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 24, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

EARNINGS RELEASE

4TH QUARTER OF 2021
(BR GAAP)

HIGHLIGHTS

Through the evolution and transformation of our business, we reached **53.4 million customers** on our platforms in December 2021, including 8 million loyal customers, which represents a year-over-year increase of 32%. We added over 780k new customers in December, and in the quarter, we highlight the acquisition record of 1.1 million new customers during the month of November

In 2021, **Profitability (ROAE) hit 21.2%** for the year, with managerial net profit totaling R$ 16,347 million over the period, including R$ 3,880 million in 4Q21

In a **story of profitability achievement and value generation for our shareholders**, we were recognized as the Best Bank in Brazil in 2021 by The Banker magazine, in addition ranking among the country's top 10 Best Companies to Work For, according to GPTW 2021. During this period, we were also named the Most Sustainable Company by Época Negócios 360º and included on Fortune magazine's Change the World list

FINANCIAL HIGHLIGHTS

ROAE

21.2% in 2021

Managerial Net Profit of R$ 16,347 million in the year

Supported by the **expansion of our customer base, stronger loyalty, and increase transactionality**

LOAN PORTFOLIO

R$ 462,749 million in Dec/21

Highlighted by the Retail and Consumer Finance portfolios

EXPENSES

+3.9% YoY

Efficiency ratio reached **35.3%** in 2021

TOTAL REVENUES

+10.1% YoY

Good performance on net interest income and fees

ALLOWANCE FOR LOAN LOSSES

+10.3% YoY

Cost of credit was **2.7%** in the year compared to 2.8% in 2020

CONFERENCE CALL | February 02nd, 2022 | 10 a.m. (BrT) – 8 a.m. (NYT)
It will be held in English with simultaneous translation into Portuguese
English +1 844 204-8942 | **Portuguese** +55 11 4090-1621 | **Password:** Santander
WEBCAST (ENG) https://choruscall.com.br/santander/4q21.htm
WEBCAST (PT) https://choruscall.com.br/santander/4t21.htm

Santander

EARNINGS RELEASE

SÉRGIO RIAL, Chairman of the Board Directors of SANTANDER BRASIL:

"At Santander, we were the protagonists of one of the most remarkable business transformation and evolution stories, having tripled the Bank's size and rewriting our culture into something truly unique, impossible to replicate. Our flame reaches far and wide, and over the last few years, we have invited numerous people to join our story.

We demonstrated that we were capable, despite significant uncertainties in the macro environment. We were contrarians on countless occasions, when most were betting in the opposite direction. We pioneered the NPS in the industry, as we sought to alleviate our customers' pain and better understand their needs. We journeyed across the length and breadth of our country, expanding our physical channel into rural areas and reaching out to our plural society, and we bolstered our digital channels, bringing unique experiences to market.

At the same time, we acknowledge and embrace our responsibility to develop the country in all its dimensions. We think big. Here, results always speak louder than words, and we have delivered consistent profitability to our shareholders yet again. All of this while developing our people, all of whom are protagonists in the process of becoming their best selves, tirelessly pursuing growth.

If a single flame can accomplish everything, then 48,000 flames are capable of accomplishing infinity... I never had any doubts, and I remain absolutely convinced that this is the place to be!"

MARIO LEÃO, CEO of SANTANDER BRASIL:

"We have begun a new chapter in our story. We will pursue the continuous growth of our business by balancing a focus on providing the best experience for customers with the creation of value for shareholders and, above all else, by remaining committed to the country's and society's development.

I couldn't be more energized to be the Best Consumer Company in Brazil - a company that is available to our customers at any time and on any day, and that delivers a unique, comprehensive, and multi-channel experience. I believe in a Santander that innovates broadly, and as such, we will reinvent how we communicate with customers, with flames focused on service.

We will continue to play a leading role in our agenda of societal development, engaging with all of Brazil while keeping an eye out for opportunities. We have created and will continue to enhance the best talent pipeline in the industry, leveraged by a determined team and acting as the protagonist of this transformation.

We are Santander, a company that learns to fly, high above the clouds and, most importantly, with each customer always at the core."

> **Everything works out when you want it to**
>
> **Sérgio Rial**


"Customer Chair", 2020
Santander Brasil administrative headquarters

STRATEGY

CUSTOMERS

Through a customer-centric strategy, our ambition is to be **The best consumer company in the country**. In a Brazil formed by a Plural Society, we provide a national and multi-channel financial platform, and we are constantly striving to improve its experience across all our service channels, as well as to offer product and service solutions that meet **all its needs**.

The attention placed on the customer is also evidenced by our dedication to the quality of the products and services we offer. Accordingly, we ended the year as **leaders in satisfaction**[1] among surveyed institutions, in addition to achieving NPS scores of 59 points overall and **69 points** among new individual customers[2].

53.4mi of customers in **Dec/21**

+2.7mi new customers in the quarter, with digital channels accounting for more than 70% of the total

52% of the active account holder base are loyal

Loyal customers are **6x** more profitable[3]

Total Active Customers
million

+9% YoY


27.9
29.7
30.3
Dec/20
Sep/21
Dec/21

Loyal Customers
million

+32% YoY


6.1
7.5
8.0
Dec/20
Sep/21
Dec/21

Digital[4] Customers
million

+18% YoY


15.6
18.2
18.3
Dec/20
Sep/21
Dec/21

[1]IPEC survey: Santander's benchmark project has been conducted by IPEC (IBOPE) since 2014, with the primary objective of gauging customer satisfaction and willingness to recommend the bank and its direct competitors [2] Considering all channels in 2021 [3] Considering the last 24 crops [4] Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

CHANNELS

Through multi-channel solutions, both in the digital and physical world, we serve our customers wherever and whenever they want, always providing personalized and human service.

We have made strides in integrating our four service channels (physical, digital, remote, and external) to ensure a unique experience and, above all else, guided by the country's development.

DIGITAL

Our digital platform has evolved into a critical tool for acquiring customers and fostering their transactionality. We added 554,000 new accounts in December, with 17%[1] of those being from unbanked customers, demonstrating our commitment to society. As a result of our service quality being recognized, 52% of digital customers purchase a basket of services during their onboarding process. Simultaneously, with an eye toward efficiency, we are constantly working to reduce our cost of serving, which currently stands at R$ 26.00 per month (-18% YoY).

PHYSICAL

We continue to pursue our countryside expansion strategy, aiming to capitalize on opportunities in a plural society within a continent-sized country. We are expanding our footprint into strategic regions, particularly the Midwest, North, and Northeast, which have the fastest GDP growth and highest credit demand. Through Prospera Santander Microfinance, we encourage entrepreneurship, with 119 stores and a loan portfolio of R$ 1.9 billion. Additionally, we promote agribusiness with a R$ 25.9 billion portfolio[2]. Thanks to these initiatives, our revenues in strategic, agricultural, and industrial hub regions increased by 17% YoY.

BANK TO GO

With an eye on the opportunities presented by the flow of people and customers through our stores, we have introduced Bank to Go, a new, modern, and digital service concept. We are looking to seize business generation opportunities arising from the monthly flow of over 15 million people through our stores, of which 50% are non-customers. This new model is already in place in 60% of stores, revolutionizing customer service by increasing the mobility of our managers, who will be able to solve problems and offer products that meet customer needs more quickly through the use of tablets. In turn, this will allow us to boost our service efficiency, optimization and agility.


DINHEIRO NA

REMOTE

With the implementation of SX Negócios, we have redefined our model, moving away from a call center and toward a business channel. We have built a robust platform for capturing new business, processing over 25 million support requests per month, 4.6 million of which are handled by human service, and, just as important, generating new product and service sales on a recurring basis.

[1] Considering anual average [2] Febraban portfolio, considering credit, Agro bond + Rural CDI

CARDS

Total card turnover hit **R$ 306 billion** in 2021 (+26% YoY), aided by a record level of credit turnover (+28% YoY), reflecting the strong growth of our active customer base, which expanded by 18% in the period, with **95%** of new acquisitions consisting of existing customers who were already account holders and possess a **better risk profile.**

Following a strategy of attracting new customers by offering solutions tailored to their specific profiles. We launched several key products, most markedly the SX Card, which reached 6 million in sales in 2021, and the partnership with Amex, targeting high-income individuals.

In the digital world, we underscore our partnership with **Samsung Pay**, through which we created a new acquisition channel that leverages a large partner's user flow and enables automatic card registration within the app.

We also introduced the **MEI card**, which is exclusively aimed at micro-entrepreneurs.

Finally, with the environment in mind, we accelerated the transition of Santander cards to recycled PVC.

REAL STATE

R$ 21.1 billion in real estate loan origination in 2021 (+29% YoY), **record pace.**

Individual real estate loans increased by **22%** in the year, hitting **R$ 53.2 billion**.

To expand our customer base and offer products that meet their needs, we launched Off-Plan Financing, which provides financing during the projects' construction phase.

We are the market leaders among private-sector banks through UseCasa (home equity), with a market share[1] of 24% and origination volume growing by 18% over the last 12 months.

With a steady focus on improving the customer experience, we have streamlined the product acquisition process by increasing digitalization and shortening the lead time for our products, such as UseCasa, which is now executed in up to 10 days.

As a result, our products received high 83 NPS scores.


Santander

[1] Source: Abecip, as of November 2021



AUTO PLATFORM

We ramped up our product portfolio by introducing Santander Protected CDC, a credit life insurance that combines life and unemployment, with a package of auto or residential assistance for goods and services, as well as premium bonds "capitalizaçãos" with monthly prize draws.

We also launched Personal Credit +Vezes, a complement to current account credit, and we advanced the CONSULTANT+ model, expanding our presence and service across the national territory fivefold, strengthening our relationship with intermediate customers.

SANTANDER FINANCIAMENTOS

One of the Bank's primary business generation tools

Market share[1] leadership with **24%** among individuals and **19%** overall.

Vehicle financing origination climbed by 12% YoY

+336 k current accounts conquered during the year (+83% YoY)

In goods and services, origination kept growing at a fast pace (31% YoY), as we broadened our offerings and service

WEBMOTORS

The largest vehicle marketplace in the country

We underline the platform's reach, with more than 370,000 total ads per month and over 26 million monthly visits

"Mega Feirão" and "**Black Feirão"** edition (events), grossing over R$ 18 million in turnover

SMALL AND MEDIUM-SIZED ENTERPRISES

The segment is progressing well, with a solid pace of customer acquisition, averaging 40,000 digital accounts opened per month, of which 38% originate from the digital channel, and approximately 134,000 contracts signed via SX Negócios during the quarter, led by service packages, cards, and insurance.

Highlights in the period:

(i) MEI (micro entrepreneur) card, an exclusive credit card for this audience, with the goal of facilitating the separation of the business and entrepreneur's financial lives. Additionally, we began serving MEI customers at SX Negócios;

(ii) expanded the availability of Gent& Business to Internet Banking for Businesses and WhatsApp, which now includes self-service options for debt renegotiation and account balance and statement access.

[1] Source: Brazilian Central Bank, as of November 2021

WHOLESALE

Our segment leadership cements our position as the only global bank with practical experience.

Global Bank: according to the Central Bank ranking, we are Brazil's largest FX bank for the eighth consecutive year. On top of that, we are the second largest foreign trade bank, with a US$ 15 billion portfolio.

Go-To Bank for Infrastructure: we are global leaders in renewable energy financing advisory with US$ 10.3 billion in total credit, accounting for 28.4% of the world market. Additionally, we have enabled more than 250 wind farms and rank among the country's top five energy traders.

.

Go-To Bank for Equities: we are the largest international bank when it comes to equity offerings in Brazil, having participated in 28 offerings totaling more than R$ 58 billion in 2021.

Go-To Bank for Agribusiness: we have the largest agricultural commodities desk in the country and are among the leaders in both CBIOs (decarbonization credits), with a 51% market share in December 2021, as well as Carbon Credits, allied to a strong presence in agribusiness receivables securitization.

> "We work to continuously enhance the experience for customers in transactional products and through digitalization, **in addition to connecting with customers.**"

ECOSYSTEM EXPANSION

Santander Auto

Fully digital insurance company

- 1st auto insurance company to exceed R$ 100 million in written premiums in its first year of operation.
- We implemented the sale of auto insurance to customers who choose to finance their car purchases with other institutions or pay cash for the vehicle.

Auto Compara

Vehicle insurance offering platform with an entirely online purchase journey.

- We increased sales by **42%** and premiums written by **26%** during the year.
- Assistance with Locator (24-hour technical assistance) through the vehicle locator.
- We launched the Auto Compara app, which brings us closer to customers and improves service throughout their life cycle.

Return

Management and securitization of non-performing assets.

In 2017, we began developing a business model for investing in portfolios that were incurring losses in Brazil.

We acquired Liderança Cobranças bringing additional expertise to the business and potential synergies with our ecosystem.

Sim

Digital lending platform for individuals.

- **5 million** registered customers (+67% YoY).
- **R$1.6 billion** of loan portfolio in the quarter (+100% YoY).
- 75% of origination in low-risk ratings and 30% in products with vehicles as collateral.

emDia

Online debt renegotiation platform.

We restructured the registration and verification experience with the goal of achieving a more seamless visualization of offers, and the results have been positive thus far, with over 30,000 registrations.

Toro

Investment platform.

- We grew revenue by **240%** and AuC by **230%** (assets under custody) in the year.
- **+115%** YoY of active customer base, closing December with a monthly account activation record.

Ben

Company operating in the corporate benefits and expense management industry.

- Turnover rising by **70%** YoY and **565 k** active cards
- **+8%** YoY in partner establishment network
- We were recognized as the breakout company in the 2021 Best HR Suppliers survey.



OUR PEOPLE

Our story of growth and transformation as a business is the materialization of our culture, which is primarily fueled by our people.

We recognize the value of a strong culture that promotes diversity and full engagement of our people.

With a diverse, engaged, and fearless team, TOGETHER we will continue to push our growth story forward.

> **We understand that a diverse team comprised of individuals with a range of skills, characteristics, and experiences fosters an environment conducive to greater learning, creativity, and engagement, allowing employees to take the lead in SHAPING THEIR BEST SELVES.**

Diversity & Inclusion

31.4%
Women in Leadership positions in december 2021

27.3%
Share of Black and Brown employees in december 2021

Our ambition to achieve **40%** in both indicators by December 2025.

Culture & Leadership

+3.2k
courses held through the Santander Academy platform

78%
of courses were taught by employees

Recurring Accolades

Demonstrating the commitment to our people

- Among the **10 Best Companies to Work For** in Brazil by 2021 GPTW
- **8th Best Company** to work for in Latam, 2021 GPTW
- Highlights: **50+, Women, LGBTQI+, Ethnic-Racial, Early, Healthy Management**, and **Childhood**
- **Diversity and Inclusion** by Euromoney's Awards for Excellence
- **Ethnic-Racial** by Guia Exame Diversidade
- Bloomberg's **Gender - Equality Index**
- We were also included on the GPTW B3 index

ESG

Ingrained into our culture for over 20 years.

ENVIRONMENTAL

Sustainable businesses: We offer a comprehensive suite of financing solutions for the development of sustainable businesses, both for individuals and businesses, which we accelerated in 2021, enabling R$ 51.6 billion, an increase of 96% over 2020 and tenfold higher over four years. Several initiatives stand out: in 2018, we established Comercializadora Santander to operate in the free market for electricity. In 2020, we pioneered the underwriting of CBIOs (decarbonization credits), along with the launch of a R$ 5 billion sanitation line to enable investment in the sector.

Internal management: We are committed to the environment and have been carbon neutral since 2010. In 2019, we announced that we would use 100% renewable energy by 2025 and, at the end of 2021, we had 53% of our energy matrix derived from this source. In 2021 we also eradicated single-use plastic from our administrative buildings and Santander stores. Moreover, we declared our commitment to achieving net zero carbon emissions by 2050.

ACCOLADES

THE MOST SUSTAINABLE COMPANY by Época Negócios 360°

Named to Fortune Magazine's "CHANGE THE WORLD" LIST

BUSINESS SUSTAINABILITY INDEX (ISE B3) SINCE 2010

SOCIAL

Since 2002, we have contributed to building a more inclusive society, with widespread access to education, financial products and services, culture, and social inclusion. Accordingly, we highlight our 19-year history of supporting children and adolescents in vulnerable situations through the "Amigo de Valor" program, which saw a fundraising record during its last edition, totaling R$ 20 million in 2021. With 708,000 active customers and a R$ 1.9 billion portfolio, we have also promoted banking inclusion through Prospera Santander Microfinance, which has helped micro-entrepreneurs prosper since 2002. Likewise, for more than two decades, we have been one of the companies that invest the most in education, as we believe that it is the foundation for societal transformation. Finally, we have awarded higher education scholarships since 2005, including 33,000 scholarships in 2021 alone.

In 2020, we launched the Amazon Plan in collaboration with two other banks, with the purpose of fostering the region's development. In this vein, we established the North Amazon Network in 2021, a business unit comprising the states of Amazonas, Acre, Rondônia, and Roraima, through which we have already disbursed over R$ 270 million for sustainable crops.

GOVERNANCE

Our governance practices include having a diverse and independent Board of Directors, comprised of 36.4% independent members and 27.3% women. ESG is also a factor in our executive evaluation process


AMIGO DE VALOR

RESULTS

"We ended the year with a ROAE of 21.2%, demonstrating a steady evolution in profitability. This performance is underpinned by the expansion of our customer base, which saw a record level of acquisitions, and, more importantly, by the increased loyalty of these customers to the Bank, combined with a rise in transactionality.

Loyal customers already represent more than half of all active account holders. Additionally, we maintained robust business dynamics, with double-digit annual growth in our loan portfolio, led by retail, and continued to move forward with our strategy of growing in collateralized operations. Revenues are increasing sustainably thanks to stronger customer transactionality, which is being fueled by the deeper integration of our channels, enhanced digitalization, as well as quality and experience improvements.

Despite a more challenging macroeconomic environment, our loan quality indicators remain under control, with a slight trend — albeit anticipated — toward NPL deterioration, which is consistent with our volume and origination mix. As such, we are constantly fine-tuning the risk models that support our growth strategy.

Our relentless pursuit of productivity helped us achieve a 35.3% efficiency ratio in the year. At the same time, with an eye on opportunities and a keen awareness of the country's development, we are contributing to banking inclusion. We earned a net profit of R$ 16,347 million during the period, underscoring our story of consistent growth, built on a solid balance sheet, with comfortable capital and liquidity levels."

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL

MANAGERIAL FINANCIAL STATEMENTS[1]	2021	2020	Var.	4Q21	3Q21	Var.
(R$ million)			12M			3M
Net Interest Income	**55,617**	**51,099**	**8.8%**	**14,150**	**14,617**	**-3.2%**
Allowance for Loan Losses	(13,856)	(12,557)	10.3%	(3,693)	(3,676)	0.5%
Net Interest Income after Loan Losses	**41,761**	**38,542**	**8.4%**	**10,457**	**10,941**	**-4.4%**
Fees	18,879	16,575	13.9%	4,980	4,831	3.1%
General Expenses	(21,212)	(20,412)	3.9%	(5,618)	(5,480)	2.5%
Personnel Expenses + Profit Sharing	(9,130)	(8,792)	3.8%	(2,442)	(2,322)	5.2%
Administrative Expenses[2]	(12,082)	(11,620)	4.0%	(3,175)	(3,158)	0.6%
Tax Expenses	(4,756)	(4,074)	16.7%	(1,278)	(1,225)	4.3%
Investments in Affiliates and Subsidiaries	69	52	34.2%	20	21	-3.1%
Other Operating Income/Expenses	(9,726)	(7,328)	32.7%	(2,872)	(2,879)	-0.2%
Operating Income	**25,015**	**23,354**	**7.1%**	**5,690**	**6,209**	**-8.4%**
Non Operating Income	9	70	-87.2%	(42)	23	n.a.
Net Profit before Tax	**25,024**	**23,425**	**6.8%**	**5,648**	**6,232**	**-9.4%**
Income Tax and Social Contribution	(8,551)	(7,993)	7.0%	(1,733)	(1,872)	-7.4%
Minority Interest	(126)	(160)	-21.2%	(34)	(19)	77.0%
Net Profit w/o extraordinary provision[3]	**16,347**	**15,271**	**7.0%**	**3,880**	**4,340**	**-10.6%**
Accounting Net Profit	**14,988**	**13,469**	**11.3%**	**3,796**	**4,272**	**-11.1%**

COSTUMER NII
2021 **9.8%** YoY
4Q21 **2.6%** QoQ

EFFICIENCY RATIO
2021 **35.3%**
4Q21 **37.4%**

ROAE
2021 **21.2%**
4Q21 **20.0%**

	2021	2020	Var.	4Q21	3Q21	Var.
(R$ million)			12M			3M
BALANCE SHEET						
Loan portfolio	462,749	411,655	12.4%	462,749	450,262	2.8%
Individuals	210,246	174,300	20.6%	210,246	200,157	5.0%
Consumer finance	65,313	60,256	8.4%	65,313	63,259	3.2%
SMEs	61,612	54,593	12.9%	61,612	61,072	0.9%
Corporate	125,579	122,505	2.5%	125,579	125,775	-0.2%
Expanded Loan Portfolio[4]	536,470	479,634	11.8%	536,470	526,488	1.9%
Funding from Clients[5]	493,462	455,751	8.3%	493,462	474,929	3.9%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	21.2%	21.1%	0.1 p.p.	20.0%	22.4%	-2.3 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.6%	0.1 p.p.	1.6%	1.8%	-0.2 p.p.
Efficiency ratio[7]	35.3%	36.2%	-0.9 p.p.	37.4%	35.7%	1.8 p.p.
Recurrence ratio[8]	89.0%	81.2%	7.8 p.p.	88.7%	88.2%	0.5 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	2.7%	2.1%	0.6 p.p.	2.7%	2.4%	0.2 p.p.
Coverage ratio (over 90 days)	220%	297%	-76.9 p.p.	220%	248%	-27.8 p.p.
Delinquency ratio (over 60 days)	3.4%	2.6%	0.8 p.p.	3.4%	3.0%	0.3 p.p.
OTHER DATA						
Branches	1,987	2,153	(166)	1,987	2,029	(42)
PABs (mini branches)	1,384	1,411	(27)	1,384	1,381	3
Own ATMs	12,561	12,949	(388)	12,561	12,703	(142)
Shared ATMs	24,255	23,798	457	24,255	24,076	179
Employees	48,834	44,599	4,235	48,834	49,286	(452)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 26 and 27
[2] Administrative expenses exclude 100% of the goodwill amortization expense.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 1,252 million in 2021, R$ 425 million in 2020, R$ 84 million in 4Q21, and R$ 68 million in 3Q21
[4] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,435 million in December 2021, R$ 1,221 million in September 2021, and R$ 2,019 million in December 2020
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	2021	2020	Var. YoY	4Q21	3Q21	Var. QoQ
Net Interest Income	55,617	51,099	8.8%	14,150	14,617	-3.2%
Customers	47,268	43,040	9.8%	12,407	12,092	2.6%
Product NII	46,653	41,399	12.7%	12,240	11,928	2.6%
Average Volume	449,783	392,240	14.7%	468,990	458,493	2.3%
Margins (annualized)	10.4%	10.6%	-0.18 p.p.	10.4%	10.3%	0.03 p.p.
Market Activities	8,348	8,059	3.6%	1,744	2,524	-30.9%

Net interest income totaled R$ 55,617 million in 2021, representing an increase of 8.8% in twelve months. The good performance is attributed to the margin with customers, which grew by 9.8% in the year, primarily due to higher volumes. In three months, the 2.6% expansion in the margin with customers was offset by lower revenues from market operations

Revenues from customer operations advanced **by 9.8%** in the year, owing to a stronger product margin result, largely explained by increased volumes, which neutralized the pressure on spreads and the product mix.

In comparison to the previous quarter, **the margin with customers experienced growth of 2.6%,** reflecting higher product margin revenues due to stronger volumes and the product mix effect.

The **market margin** reached **R$ 8,348 million in 2021**, increasing by 3.6% over twelve months. In three months, it decreased by 30.9%.

EVOLUTION OF NET INTEREST INCOME
R$ million


9.8%
10.3%
10.4%
10.6%
10.4%
+14.1%
-3.2%
+8.8%
12,400
1,755
10,645
14,617
2,524
12,092
14,150
1,744
12,407
51,099
8,059
43,040
55,617
8,348
47,268
4Q20
3Q21
4Q21
2020
2021
Customers
Market activities
Margins (p.a)

FEES – REVENUES FROM BANKING SERVICES


Santander

(R$ million)	2021	2020	Var. YoY	4Q21	3Q21	Var. QoQ
Cards	4,981	3,828	30.1%	1,540	1,255	22.7%
Insurance fees	3,555	3,117	14.1%	1,000	892	12.2%
Current Account Services	3,812	3,966	-3.9%	913	975	-6.3%
Asset Management and "Consórcios"	1,338	1,017	31.5%	324	341	-4.8%
Lending Operations	1,510	1,438	5.1%	365	395	-7.6%
Collection Services	1,511	1,468	3.0%	403	366	10.3%
Placement, Custody and Brokerage of Securities	1,323	1,062	24.6%	195	409	-52.2%
Other	848	680	24.7%	239	200	19.6%
Total	**18,879**	**16,575**	**13.9%**	**4,980**	**4,831**	**3.1%**

Revenues from banking services and fees amounted to **R$ 18,879 million in 2021**, up by 13.9% in the year and 3.1% in the quarter, mostly supported by growth in **card revenues** (+30.1% YoY and +22.7% QoQ), **insurance** (14.1% YoY and 12.2% QoQ) and **asset management and "consórcios" fees** (31.5% YoY and -4.8% QoQ)

Card revenues came to **R$ 4,981 million** in the year, an increase of 30.1%, thanks to the 28% growth in credit turnover, coupled with the expansion of our active customer base (+18%). In the quarter, these revenues climbed by 22.7%, fueled by a 15.4% rise in turnover, particularly from credit transactions, which can be attributed to the year-end seasonal effect.

Insurance fees hit **R$ 3,555 million** in 2021, rising by 14.1% in the year on the back of the higher origination volume, mostly owing to the credit life product. Relative to the previous quarter, these revenues grew by 12.2%, given the concentration of policy renewals in the period.

Current account service fees were **R$ 3,812 million** in the year, a decrease of -3.9% on an annual basis and -6.3% in the quarter, mainly explained by growth in PIX transactions.

Asset management and "consórcios" fees totaled **R$ 1,338 million**, implying an expansion of 31.5% in twelve months, reflecting stronger fund and management revenues and "consórcios". Compared to the preceding quarter, asset management fees declined by -4.8%.

Fees from lending operations reached **R$ 1,510 million**, climbing by 5.1% in the year, given higher credit origination during the period. In the quarter, these revenues fell by -7.6% due to lower revenues from guarantees provided.

Securities placement, custody and brokerage service fees amounted to **R$ 1,323 million** in 2021, meaning growth of 24.6% in the year, attributable to increased activity in the securities placement market, especially M&A and primary share offerings. In the quarter, these revenues dropped by 52.2%, affected by a less vigorous capital market environment.

Other fees stood at R$ 848 million in the year, a 24.7% rise, largely reflecting higher revenues from asset appraisal fees, due to increased vehicle and real estate origination. In three months, other fees grew by 19.6%.



GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses totaled R$ 21,212 million in 2021, climbing by 3.9% in the year, which is significantly lower than inflation[1] of 10.06% during the period and below our overall revenue growth (+10.1% in the year). In the quarter, general expenses advanced by 2.5% owing to inflationary pressures.

Administrative and personnel expenses, excluding depreciation and amortization, were R$ 18,726 million in 2021, translating into growth of 3.7% in twelve months, as both personnel and administrative expenses went up over the year. In three months, these expenses rose by 2.6%, impacted by higher personnel expenses.

Personnel expenses, including profit-sharing, reached R$ 9,130 million in the year, up by 3.8% annually and 5.2% quarterly, on the back of higher employee compensation, labor and benefit expenses, deriving from the collective bargaining agreement applied to the Company's salary base since September 2021. We also had higher affiliate expenses, stemming from the acquisition of new businesses.

Administrative expenses, excluding depreciation and amortization, came to R$ 9,596 million, advancing by 3.6% in the 12-month period, in line with business growth, reflecting expenses associated with customer acquisition, increased origination and higher transaction volume and investments in new businesses. Compared to the previous quarter, expenses grew by 0.3%, attributable to a rise in new businesses expenses, as well as advertising, promotions, and marketing, which were affected by higher spending on year-end campaigns.

Depreciation and amortization expenses, excluding the goodwill effect, stood at R$ 2,486 million in the year, rising by 5.5% from the previous year and 1.6% in three months, primarily owing to software and hardware investments.

(R$ million)	2021	2020	Var. YoY	4Q21	3Q21	Var. QoQ
Outsourced and Specialized Services	2,420	2,541	-4.8%	549	638	-13.9%
Advertising, promotions and publicity	601	605	-0.7%	205	153	34.3%
Data processing	2,752	2,699	2.0%	713	776	-8.1%
Communications	412	396	4.2%	119	112	5.9%
Rentals	863	805	7.2%	253	217	16.3%
Transport and Travel	117	101	15.8%	39	32	21.0%
Security and Surveillance	540	566	-4.6%	132	135	-2.0%
Maintenance	312	313	-0.3%	76	83	-8.7%
Financial System Services	383	329	16.7%	102	102	-0.2%
Water, Electricity and Gas	189	189	0.0%	51	41	24.4%
Material	122	77	58.1%	49	35	39.6%
Other	884	642	37.7%	252	208	21.4%
Subtotal	**9,596**	**9,263**	**3.6%**	**2,539**	**2,531**	**0.3%**
Depreciation and Amortization[2]	2,486	2,357	5.5%	637	627	1.6%
Total Administrative Expenses	**12,082**	**11,620**	**4.0%**	**3,175**	**3,158**	**0.6%**
Compensation[3]	5,905	5,785	2.1%	1,542	1,505	2.4%
Charges	1,599	1,490	7.3%	430	414	3.9%
Benefits	1,494	1,407	6.2%	428	367	16.5%
Training	55	49	11.5%	19	14	35.8%
Other	77	60	27.2%	24	22	9.0%
Total Personnel Expenses	**9,130**	**8,792**	**3.8%**	**2,442**	**2,322**	**5.2%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	18,726	18,055	3.7%	4,981	4,853	2.6%
Total General Expenses	**21,212**	**20,412**	**3.9%**	**5,618**	**5,480**	**2.5%**

[1]Source: IBGE: 12-month rolling IPCA inflation up to December/21 - http://www.ibge.gov.br. [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 1,252 million in 2021, R$ 425 million in 2020, R$ 84 million in 4Q21, and R$ 68 million in 3Q21. [3] Including profit-sharing



EFFICIENCY RATIO: 35.3%

In 2021, with **improvement of 0.9 P.P. in twelve months**

This performance demonstrates our commitment to productivity, **which stems from our strategy of unceasingly capturing opportunities through platform integration and process industrialization**. In the quarter, the efficiency ratio was 37.4%


38.1%
35.7%
37.4%
36.2%
35.3%
4Q20
3Q21
4Q21
2020
2021

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 9,726 million in 2021, growing by 32.7% in the year, mostly impacted by our faster business pace, with stronger customer acquisition and increased transactionality. Over three months, other operating income and expenses dropped by 0.2%.

	2021	2020	Var.	4Q21	3Q21	Var.
(R$ million)			YoY			QoQ
Expenses from credit cards	(3,213)	(3,020)	6.4%	(944)	(742)	27.3%
Net Income from Capitalization	588	552	6.6%	165	151	9.3%
Provisions for contingencies[1]	(1,586)	(1,854)	-14.5%	(389)	(450)	-13.5%
Other	(5,515)	(3,006)	83.5%	(1,704)	(1,838)	-7.3%
Other operating income (expenses)	**(9,726)**	**(7,328)**	**32.7%**	**(2,872)**	**(2,879)**	**-0.2%**

[1] Including tax, civil, and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses **amounted to R$ 13,856 million, up by 10.3% in the year**, due to higher volumes and the product mix. As a result, the cost of credit hit **2.7%** (-0.10 p.p. in the year).

The highlight was the 22.8% annual growth in income from the **recovery of written-off loans**.

The result for 4Q21 was R$ 3,963 million, representing a slight increase of 0.5% relative to 3Q21, driven by the retail and consumer finance segments.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT R$ million


2.5%
2.9%
2.8%
2.8%
2.7%
+28.1%
+0.5%
+10.3%
2,883
3,609
(727)
4Q20
3,676
4,798
(1,122)
3Q21
3,693
4,494
(801)
4Q21
12,557
15,344
(2,787)
2020
13,856
17,278
(3,422)
2021
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

Provision for loan losses advanced by 12.6% over the last twelve months, reflecting the larger share of retail customers in the loan portfolio and a shift in the product mix. In quarterly terms, this indicator fell by -6.3%.

Income from the recovery of written-off loans climbed by 22.8% over the 12-month period, fueled by a high monthly recovery level of approximately R$ 800 million. In the quarter, income from loan recovery decreased by -28.6%, given stronger recovery figures in 3Q21.

BALANCE SHEET

Total assets amounted to R$ 963,376 million in December 2021, down by -3.9% in the year and -0.7% relative to the previous quarter. On both annual and quarterly comparisons, the liabilities was impacted primarily due to drops in money market funding, which fell by -38.3% and -25.8%, respectively. Total equity reached R$ 78,740 million in December 2021 or R$ 77,305 million, disregarding the goodwill balance.

ASSETS	Dec-21	Dec-20	Var.	Sep-21	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**950,440**	**988,538**	**-3.9%**	**958,028**	**-0.8%**
Cash and Cash Equivalents	16,387	19,512	-16.0%	15,277	7.3%
Interbank Investments	33,629	69,698	-51.8%	49,300	-31.8%
Securities and Derivative Financial Instruments	248,796	266,088	-6.5%	262,032	-5.1%
Interbank Accounts	88,377	91,368	-3.3%	83,419	5.9%
Lending Operations	434,463	383,564	13.3%	424,525	2.3%
Other Receivables	127,237	156,175	-18.5%	121,582	4.7%
Other Assets	1,552	2,132	-27.2%	1,894	-18.1%
Permanent Assets	**12,936**	**13,851**	**-6.6%**	**12,014**	**7.7%**
Temporary Assets	428	333	28.7%	423	1.4%
Fixed Assets	6,384	7,047	-9.4%	6,176	3.4%
Intangibles	6,123	6,472	-5.4%	5,415	13.1%
Total Assets	**963,376**	**1,002,389**	**-3.9%**	**970,041**	**-0.7%**
Total Assets (excluding goodwill)	**961,941**	**1,000,370**	**-3.8%**	**968,820**	**-0.7%**

LIABILITIES	Dec-21	Dec-20	Var.	Sep-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**882,997**	**921,915**	**-4.2%**	**889,444**	**-0.7%**
Deposits	403,640	390,052	3.5%	395,208	2.1%
Money Market Funding	95,649	154,997	-38.3%	128,984	-25.8%
Funds from Acceptance and Issuance of Securities	95,381	70,628	35.0%	84,510	12.9%
Interbank Accounts	17	435	-96.1%	2,520	-99.3%
Interbranch Accounts	5,426	4,831	12.3%	4,642	16.9%
Borrowings	79,734	55,012	44.9%	74,984	6.3%
Domestic Onlendings - Official Institutions	11,853	12,748	-7.0%	11,639	1.8%
Derivative Financial Instruments	24,647	36,269	-32.0%	31,298	-21.3%
Other Payables	166,651	196,943	-15.4%	155,660	7.1%
Deferred Income	**382**	**356**	**7.5%**	**424**	**-9.8%**
Minority Interest	**1,257**	**1,151**	**9.3%**	**1,344**	**-6.5%**
Equity	**78,740**	**78,968**	**-0.3%**	**78,830**	**-0.1%**
Total Liabilities	**963,376**	**1,002,389**	**-3.9%**	**970,041**	**-0.7%**
Equity (excluding goodwill)	**77,305**	**76,949**	**0.5%**	**77,608**	**-0.4%**

SECURITIES

The securities portfolio stood at R$ 248,796 million in December 2021, declining by -6.5% in twelve months and -5.1% in the quarter, owing to decreases in the balances of public securities (-6.4% in the year and -3.3% in three months) and financial instruments (-35.8% annually and -25.2% in the quarter).

	Dec-21	Dec-20	Var.	sep-21	Var.
(R$ million)			12M		3M
Public securities	187,540	200,327	-6.4%	193,984	-3.3%
Private securities	40,166	32,921	22.0%	39,861	0.8%
Financial instruments	21,090	32,840	-35.8%	28,186	-25.2%
Total	**248,796**	**266,088**	**-6.5%**	**262,032**	**-5.1%**

LOAN PORTFOLIO

The loan portfolio totaled R$ 462,479 million in December 2021, representing a 12.4% rise in the year (or 11.9% disregarding the effect of exchange rate fluctuations). All segments experienced growth in their balances during the period, highlighted by the consistency of loans to individuals, which contributed to 70.4% of the overall loan book's year-on-year increase, and SMEs, which accounted for 13.7% of that expansion.

Compared to the previous quarter, the loan portfolio expanded by 2.8% (or 2.6% when exchange rate fluctuations are excluded), reflecting the growth trend in both the loans to individuals (+5.0%) and consumer finance (+3.2%) segments. The corporate portfolio decreased by -0.2% in the period, while SMEs saw a slight increase of 0.9%.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, reached R$ 536,470 million, rising by 11.8% in the year (or 11.4% if we disregard exchange rate fluctuations). In comparison to September 2021, it grew by 1.9%, thanks to the good performance of the portfolio.

The balance of the foreign currency portfolio, including dollar-indexed loans, came to R$ 29,939 million, reducing by -4.1% from the prior year and -0.4% against the preceding the quarter.

In December 2021, loans to individuals accounted for 45.4% of the total portfolio balance, which corresponds to growth of 3.1 p.p. over December 2020. Compared to a quarter earlier, the segment showed an expansion of 1.0 p.p., driven by stronger commercial activity. On the other hand, the corporate segment's share of the overall loan book balance reduced by -0.8 p.p. over the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Dec-21	Dec-20	Var.	Sep-21	Var.
(R$ million)			12M		3M
Individuals	210,246	174,300	20.6%	200,157	5.0%
Consumer Finance	65,313	60,256	8.4%	63,259	3.2%
SMEs	61,612	54,593	12.9%	61,072	0.9%
Corporate	125,579	122,505	2.5%	125,775	-0.2%
Total portfolio	**462,749**	**411,655**	**12.4%**	**450,262**	**2.8%**
Other credit related transactions	73,721	67,979	8.4%	76,226	-3.3%
Total expanded credit portfolio	**536,470**	**479,634**	**11.8%**	**526,488**	**1.9%**

The portfolio of deferred loans stood at R$ 25,902 million in December 2021, reflecting the amortization of R$ 23,053 million or 47% since 2Q20. The 15-to-90 NPL volume reached 3.8%, which is lower than the 4.2% recorded in 3Q21.

VARIATION OF **LOAN PORTFOLIO** R$ million


450,262
10,089
2,054
540
−196
462,749
Sep-21
Individuals
Consumer Finance
SMEs
Corporate
Dec-21

LOAN PORTFOLIO **BY PRODUCT**

(R$ million)	Dec-21	Dec-20	Var. 12M	Sep-21	Var. 3M
Individuals					
Leasing / Auto Loans	4,427	3,772	17.4%	4,262	3.9%
Credit Card	44,807	36,371	23.2%	39,225	14.2%
Payroll Loans	53,302	48,086	10.8%	53,029	0.5%
Mortgages	52,993	43,993	20.5%	51,584	2.7%
Agricultural Loans	9,465	8,283	14.3%	9,344	1.3%
Personal Loans / Others	45,253	33,795	33.9%	42,712	5.9%
Total Individuals	**210,246**	**174,300**	**20.6%**	**200,157**	**5.0%**
Consumer Finance	**65,313**	**60,256**	**8.4%**	**63,259**	**3.2%**
Corporate and SMEs					
Leasing / Auto Loans	5,355	4,409	21.4%	5,082	5.4%
Real Estate	1,777	1,835	-3.2%	1,914	-7.2%
Trade Finance	30,689	32,340	-5.1%	30,848	-0.5%
On-lending	9,951	11,314	-12.0%	10,171	-2.2%
Agricultural Loans	3,936	5,364	-26.6%	4,466	-11.9%
Working capital / Others	135,483	121,836	11.2%	134,365	0.8%
Total Corporate and SMEs	**187,191**	**177,098**	**5.7%**	**186,847**	**0.2%**
Total Credit	**462,749**	**411,655**	**12.4%**	**450,262**	**2.8%**
Other Credit Risk Transactions with customers	73,721	67,979	8.4%	76,226	-3.3%
Total Expanded Credit Portfolio	**536,470**	**479,634**	**11.8%**	**526,488**	**1.9%**

LOANS TO **INDIVIDUALS**

Loans to individuals ended December 2021 at R$ 210,246 million, growing by 20.6% in the year. Personal/other loans (+33.9%), credit cards (+23.2%), mortgage loans (+20.5%), and payroll loans (+10.8%) were the products that made the greatest positive contributions during the period.

In the quarter, the segment grew by of 5.0%, driven by increases of 14.2% in credit cards and 5.9% in personal/other loans.

In December 2021, 67% of the total portfolio of loans to individuals (including Consumer Finance - Santander Financiamentos) was backed by collateral.

The credit card portfolio totaled R$ 44,807 million, expanding by 23.2% in the year and 14.2% in the quarter, supported by growth in turnover, which reached record levels. We are advancing in this product with higher credit quality, as account holders represent 95% of all new customer acquisitions.

Our mortgage loan product grew by 20.5% in annual and 2.7% in quarterly terms, coming to R$ 52,993 million at the end of the year, on the back of our digital experience.

Payroll loans reached R$ 53,302 million, rising by 10.8% in the year and 0.5% in the quarter. We are prioritizing this product based on its risk profile and significance for customer loyalty.

The personal/other loans portfolio was R$ 45,253 million, growing by 33.9% in twelve months and 5.9% in three months.

CONSUMER FINANCE

The consumer finance portfolio hit **R$ 65,313 million**, climbing by **8.4%** on an annual and **3.2%** on a quarterly basis, mainly due to growth in auto loans to individuals.

We achieved a **19%[1]** market share in auto loans to individuals and businesses, while continuing to expand our share in the goods & services segment, which accounted for **14%** of our overall consumer finance loans.

LOAN PORTFOLIO COMPOSITION

September 2021 Individuals and Corporate & SMEs


Others
14%
Vehicles
86%

The total portfolio of auto loans to individuals, which includes operations carried out by both the financing unit (bank correspondents) as well as by Santander's branch network, amounted to R$ 57,427 million, rising by 3.7% in twelve months and 0.4% in quarter.

CORPORATE & SMES LOANS

The corporate & SME loan portfolio ended 2021 at **R$ 187,191**, advancing by **5.7%** in the year (or a 4.6% rise if we exclude the effect of exchange rate fluctuations). The annual growth was fueled by the positive performance of working capital/other loans (+11.2%).

Relative to September 2021, the loan book showed a slight **increase of 0.2%** (or drop of -0.2% disregarding the exchange rate impact).

Additionally, we closed the year with a balance of **R$ 10.3 billion** linked to government programs.

The corporate loan portfolio totaled R$ 125,579 million, meaning growth of 2.5% in the year (or an increase of 1.0% when exchange rate fluctuations are excluded). The period's expansion was prompted by higher origination of working capital/other loans. In comparison to the previous quarter, the portfolio balance decreased by -0.2% (or -0.7% disregarding exchange rate fluctuations), reflecting the increased demand for liquidity by companies in preceding quarters.

The SME loan portfolio came to R$ 61,612 million, an expansion of 12.9%, with a portion of this growth attributed to government programs. This segment accounts for 89% of our total balance under these programs. In the quarter, SME loans climbed by 0.9%.

CREDIT PORTFOLIO BY RISK LEVEL

Following an atypical period of high liquidity in 2020, risk levels can be seen adjusting and returning to more normalized ranges. In December 2021, portfolios rated "AA and A", with the lowest provisioning amounts, accounted for 73.1% of our total loan book, meaning a decline of 2.6 p.p. from December 2020. Portfolios in the "B to D" categories increased their share by 2.2 p.p. over the same period, driven by individuals. It is worth noting that 67% of the individual loan portfolio is collateralized.


9.4%
7.0%
9.3%
34.2%
40.1%
8.0%
6.6%
9.7%
33.3%
42.4%
8.0%
6.4%
9.9%
32.5%
43.2%
8.1%
6.8%
9.7%
30.6%
44.7%
8.3%
7.1%
9.8%
30.2%
44.7%
8.8%
7.7%
10.4%
30.0%
43.1%
Dec 19
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21
AA
A
B
C
D-H

[1] Source: Brazilian Central Bank, as of November 2021

DELINQUENCY RATIO

OVER-90-DAY[1]


Individuals
Total
SMEs + Corporate
4.0%
2.9%
1.3%
3.0%
2.1%
0.9%
3.1%
2.1%
1.0%
3.2%
2.2%
1.1%
3.3%
2.4%
1.3%
3.6%
2.7%
1.3%
Dec 19
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21

In line with the expansion of our loan book (+12.4% YoY) and product mix, the over-90-day delinquency ratio advanced by 0.61 p.p. in the year and reached 2.7% in December 2021.

Compared to 3Q21, this indicator experienced a 0.24 p.p. growth.

1. Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY RATIO

INDIVIDUALS
hit **3.6%** in December 2021, rising by 0.66 p.p. in the year and 0.35 p.p. in the quarter.

SMEs + CORPORATE
remained at **1.3%** in December 2021, climbing by 0.45 p.p. over twelve months and stable in three months.

15-TO-90-DAY[2]


Individuals
Total
SMEs + Corporate
5.2%
3.9%
1.9%
4.3%
2.8%
1.1%
5.2%
3.6%
1.7%
4.8%
3.3%
1.5%
5.0%
3.4%
1.2%
5.0%
3.5%
1.4%
Dec 19
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21

The 15-to-90-day delinquency ratio was 3.5% in December 2021, rising by 0.67 p.p. in the year and 0.13 p.p. in the quarter, influenced by the rebound in loans to individuals. This indicator closed the year below its pre-pandemic levels.

2. Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY RATIO

INDIVIDUALS
stood at **5.0%** in December 2021, advancing by 0.77 p.p. annually and stable in the quarter.

SMEs + CORPORATE
came to **1.4%**, up by 0.36 p.p. in the year and 0.21 p.p. in the quarter.

NPL FORMATION

NPL formation totaled R$ 5,977 million in 4Q21, rising by 82.6% in the year and 14.7% in the quarter, both impacted by the increase in the over-90-day NPL balance (+46.0% YoY and +13.1% QoQ), owing to growth in our portfolio of loans to individuals.

The NPL formation to loan portfolio ratio was 1.31% in 4Q21, climbing by 0.50 p.p. in the 12-month period and 0.14 p.p. over three months, given increases in write-offs of 30.7% and 13.1%, respectively.


NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio
0.81%
0.79%
0.81%
1.17%
1.31%
0.60%
0.78%
0.78%
0.97%
0.99%
4Q20
1Q21
2Q21
3Q21
4Q21

Note: NPL formation is calculated by adding the portfolio written-off as loss during the period to the changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances.

COVERAGE RATIO

(over 90 days)

The balance of allowance for loan losses amounted to R$ 27,131 million in December 2021, growing by 8.2% in annual terms and 0.4% in the quarter, following the increase in over-90-day NPL. Meanwhile, required provisions went up by 21.6% in the year and 5.9% in the quarter, consistent with the portfolio growth profile.

The coverage ratio hit 220% in December 2021, representing a decline of -76.9 p.p. in the year. Over three months, the coverage ratio fell by 27.8 p.p., reflecting the rise in the over-90-day NPL balance, which exceeded the increase in provisions.


297%
283%
263%
248%
220%
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations were R$ 23,634 million in December 2021, up by 2.8% in twelve months and 3.3% in the quarter. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods. In December 2021, the renegotiated loan portfolio coverage ratio rose by 1.8 p.p. on an annual basis and declined by -2.4 p.p. in sequential terms, reaching 47.1%.


Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage
45.3%
48.3%
50.0%
49.4%
47.1%
22,988
10,412
22,881
11,048
22,063
11,040
22,888
11,309
23,634
11,121
4Q20
1Q21
2Q21
3Q21
4Q21

FUNDING

Customer funding came to R$ 493,462 million in December 2021, advancing by 8.3% in twelve months and 3.9% in three months, on the back of higher volumes of deposits, financial bills, agribusiness credit notes ("LCA"), and real estate credit notes ("LCI"). Total deposits grew by 3.6% in the year and 2.3% in the quarter, driven by a rise in time deposits, given the shift in interest rates and the macroeconomic environment.

(R$ million)	Dec-21	Dec-20	Var. 12M	Sep-21	Var. 3M
Demand deposits	40,454	41,821	-3.3%	38,398	5.4%
Saving deposits	65,220	63,307	3.0%	65,226	0.0%
Time deposits	293,242	279,779	4.8%	286,161	2.5%
Financial Bills	28,726	16,078	78.7%	25,459	12.8%
Others[1]	65,820	54,767	20.2%	59,686	10.3%
Funding from clients	**493,462**	**455,751**	**8.3%**	**474,929**	**3.9%**

CREDIT/FUNDING RATIO

(R$ million)	Dec-21	Dec-20	Var. 12M	Sep-21	Var. 3M
Funding from customers (A)	**493,462**	**455,751**	**8.3%**	**474,929**	**3.9%**
(-) Reserve Requirements	(68,589)	(58,409)	17.4%	(59,523)	15.2%
Funding Net of Reserve Requirements	**424,873**	**397,342**	**6.9%**	**415,407**	**2.3%**
Borrowing and Onlendings	11,858	12,788	-7.3%	11,640	1.9%
Subordinated Debts	19,641	13,120	49.7%	13,957	40.7%
Offshore Funding	92,681	64,371	44.0%	87,363	6.1%
Total Funding (B)	**549,053**	**487,621**	**12.6%**	**528,367**	**3.9%**
Assets under management[2]	384,691	384,650	0.0%	396,480	-3.0%
Total Funding and Asset under management	**933,744**	**872,271**	**7.0%**	**924,847**	**1.0%**
Total Credit (C)	**462,749**	**411,655**	**12.4%**	**450,262**	**2.8%**
C / B (%)	**84.3%**	**84.4%**	**-0.1 p.p.**	**85.2%**	**-0.9 p.p.**
C / A (%)	**93.8%**	**90.3%**	**3.5 p.p.**	**94.8%**	**-1.0 p.p.**

The volume of assets under management reached R$ 384,691 million in December 2021, stable in the year and 3.0% lower in the quarter.

EVOLUTION OF FUNDING (R$ billion)


Funding from customers
Loan Portfolio/ Funding from Customers
90.3%
95.1%
93.9%
94.8%
93.8%
455.8
446.7
468.3
474.9
493.5
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21

The loan portfolio to customer funding ratio stood at 93.8% in December 2021, 3.5 p.p. higher than the same period a year ago and 1.0 p.p. lower than 3Q21.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding was 84.3% in 4Q21, dropping by 0.1 p.p. in twelve months and 0.9 p.p. in three months.

Santander maintains satisfactory and comfortable liquidity levels by utilizing a consolidated funding structure, which ensures stability between funding and lending.

[1] Including Debentures, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA), Secured Real Estate Notes (LIG) and Certificates of Structured Operations (COE).
[2] According to ANBIMA criteria.

BIS RATIO

The BIS ratio was 14.9% in December 2021, a decrease of 0.3 p.p. in the year, explained by the 8.9% growth in risk weighted assets (RWA), particularly the portion derived from credit risk. However, this impact was mitigated by the 6.5% increase in regulatory capital due to retained earnings in the period.



In the quarter, the BIS ratio rose by 0.6 p.p., stemming from Regulatory capital grew by 4.5%, ending the quarter at **R$ 89,561** million.

The ratio exceeds by 3.90 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS RATIO
15.3%
15.2%
14.7%
14.3%
14.9%
12.9%
12.6%
12.6%
12.0%
11.6%
Dec 20
Mar 21
Jun 21
Sep 21
Dec 21

OWN RESOURCES AND BIS *(R$ million)*	Dec-21	Dec-20	Var. 12M	Sep-21	Var. 3M
Tier I Regulatory Capital	76,970	77,572	-0.8%	78,716	-2.2%
CET1	69,920	71,006	-1.5%	71,722	-2.5%
Additional Tier I	7,050	6,565	7.4%	6,994	0.8%
Tier II Regulatory Capital	12,591	6,554	92.1%	6,964	80.8%
Adjusted Regulatory Capital (Tier I and II)	**89,561**	**84,126**	**6.5%**	**85,679**	**4.5%**
Risk Weighted Assets (RWA)	**600,741**	**551,569**	**8.9%**	**599,115**	**0.3%**
Credit Risk Capital requirement	527,119	478,304	10.2%	519,782	1.4%
Market Risk Capital requirement	15,122	15,846	-4.6%	20,833	-27.4%
Operational Risk Capital requirement	58,500	57,419	1.9%	58,500	0.0%
Basel Ratio	**14.9%**	**15.3%**	**-0.3 p.p.**	**14.3%**	**0.6 p.p.**
Tier I	**12.8%**	**14.1%**	**-1.3 p.p.**	**13.1%**	**-0.3 p.p.**
CET1	11.6%	12.9%	-1.2 p.p.	12.0%	-0.3 p.p.
Tier II	**2.1%**	**1.2%**	**0.9 p.p.**	**1.2%**	**0.9 p.p.**



FREE FLOAT

Santander Brasil has a free float of **9.91%** and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols **SANB3** (common shares), **SANB4** (preferred shares), and **SANB11** (units). Each unit is composed of one common share and one preferred share.

Nossas ações também são negociadas na Bolsa de Nova Iorque (NYSE) sob o código BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,445,110	90.22%	3,278,536	89.09%	6,723,646	89.67%
Treasury Shares	15,755	0.41%	15,755	0.43%	31,510	0.42%
Free Float	357,830	9.37%	385,544	10.48%	743,374	9.91%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of deciembre 30th, 2021. [2] Considering the shareholding positions of Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Dec/21)


31.6%
28.1%
40.3%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


174
IBOV
137
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
IBOV
SANB11

Fonte: Bloomberg

Our market cap was R$ 113.0 billion in December 2021, decreasing by 33.2% from the same period in 2020 and down by 14.8% relative to September 2021.

DISTRIBUIÇÃO DE PROVENTOS

The distribution of dividends and interest on capital ("IoC") in the amount of R$ 3,000 million was approved on February 1st, 2022, to be paid beginning March 4th, 2022, totaling R$ 12,649 million, which translates into a full-year dividend yield of 8.8%.

MANAGERIAL RESULTS RECONCILIATION	2021	Reclassificações						2021
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Getnet + cross company elimination	Managerial
Net Interest Income	**54,671**	**2,512**	**(1,705)**	**-**	**-**	**135**	**4**	**55,617**
Allowance for Loan Losses	(15,356)	-	1,635	-	-	(135)	-	(13,856)
Net Interest Income after Loan Losses	**39,315**	**2,512**	**(70)**	**-**	**-**	**-**	**4**	**41,761**
Fees	19,363	-	-	-	-	-	(485)	18,879
General Expenses	(20,662)	-	-	1,252	(2,060)	-	258	(21,212)
Personnel Expenses	(7,131)	-	-	-	(2,060)	-	61	(9,130)
Administrative Expenses	(13,530)	-	-	1,252	-	-	197	(12,082)
Tax Expenses	(4,531)	(275)	-	-	-	-	50	(4,756)
Investments in Affiliates and Subsidiaries	69	-	-	-	-	-	-	69
Other Operating Income/Expenses	(9,892)	-	70	-	-	-	97	(9,726)
Operating Income	**23,663**	**2,237**	**-**	**1,252**	**(2,060)**	**-**	**(76)**	**25,015**
Non Operating Income	9	-	-	-	-	-	-	9
Net Profit before Tax	**23,672**	**2,237**	**-**	**1,252**	**(2,060)**	**-**	**(76)**	**25,024**
Income Tax and Social Contribution	(6,503)	(2,237)	-	-	-	164	25	(8,551)
Profit Sharing	(2,060)	-	-	-	2,060	-	-	-
Minority Interest	(121)	-	-	-	-	-	(5)	(126)
Net Profit	**14,988**	**-**	**-**	**1,252**	**-**	**164**	**(56)**	**16,347**

MANAGERIAL RESULTS RECONCILIATION	2020	Reclassificações						2020
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet + cross company elimination	Managerial
Net Interest Income	**37,713**	**13,583**	**(756)**	**-**	**-**	**563**	**(4)**	**51,099**
Allowance for Loan Losses	(16,476)	-	667	-	-	3,252	-	(12,557)
Net Interest Income after Loan Losses	**21,237**	**13,583**	**(89)**	**-**	**-**	**3,815**	**(4)**	**38,542**
Fees	18,464	-	-	-	-	-	(1,889)	16,575
General Expenses	(19,978)	-	-	425	(1,858)	-	998	(20,412)
Personnel Expenses	(7,177)	-	-	-	(1,858)	-	243	(8,792)
Administrative Expenses	(12,800)	-	-	425	-	-	754	(11,620)
Tax Expenses	(3,980)	(312)	-	-	-	-	218	(4,074)
Investments in Affiliates and Subsidiaries	52	-	-	-	-	-	-	52
Other Operating Income/Expenses	(7,113)	-	89	-	-	(515)	210	(7,328)
Operating Income	**8,682**	**13,271**	**-**	**425**	**(1,858)**	**3,300**	**(467)**	**23,354**
Non Operating Income	239	-	-	-	-	(169)	-	70
Net Profit before Tax	**8,921**	**13,271**	**-**	**425**	**(1,858)**	**3,131**	**(467)**	**23,425**
Income Tax and Social Contribution	6,539	(13,271)	-	-	-	(1,418)	156	(7,993)
Profit Sharing	(1,858)	-	-	-	1,858	-	-	-
Minority Interest	(133)	-	-	-	-	-	(27)	(160)
Net Profit	**13,469**	**0**	**-**	**425**	**-**	**1,714**	**(338)**	**15,271**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	4Q21	Reclassifications					4Q21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,473**	**890**	**(335)**	**-**	**-**	**123**	**14,150**
Allowance for Loan Losses	(3,919)	-	349	-	-	(123)	(3,693)
Net Interest Income after Loan Losses	**9,554**	**890**	**14**	**-**	**-**	**-**	**10,457**
Fees	4,980	-	-	-	-	-	4,980
General Expenses	(5,084)	-	-	84	(618)	-	(5,618)
Personnel Expenses	(1,824)	-	-	-	(618)	-	(2,442)
Administrative Expenses	(3,259)	-	-	84	-	-	(3,175)
Tax Expenses	(1,170)	(108)	-	-	-	-	(1,278)
Investments in Affiliates and Subsidiaries	20	-	-	-	-	-	20
Other Operating Income/Expenses	(2,858)	-	(14)	-	-	-	(2,872)
Operating Income	**5,442**	**782**	**-**	**84**	**(618)**	**-**	**5,690**
Non Operating Income	(42)	-	-	-	-	-	(42)
Net Profit before Tax	**5,400**	**782**	**-**	**84**	**(618)**	**-**	**5,648**
Income Tax and Social Contribution	(951)	(782)	-	-	-	-	(1,733)
Profit Sharing	(618)	-	-	-	618	-	-
Minority Interest	(34)	-	-	-	-	-	(34)
Net Profit	**3,796**	**0**	**-**	**84**	**-**	**-**	**3,880**

MANAGERIAL RESULTS RECONCILIATION	3Q21	Reclassifications					3Q21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,779**	**2,548**	**(721)**	**-**	**-**	**11**	**14,617**
Allowance for Loan Losses	(4,372)	-	707	-	-	(11)	(3,676)
Net Interest Income after Loan Losses	**8,407**	**2,548**	**(14)**	**-**	**-**	**-**	**10,941**
Fees	4,831	-	-	-	-	-	4,831
General Expenses	(5,047)	-	-	68	(501)	-	(5,480)
Personnel Expenses	(1,821)	-	-	-	(501)	-	(2,322)
Administrative Expenses	(3,226)	-	-	68	-	-	(3,158)
Tax Expenses	(924)	(301)	-	-	-	-	(1,225)
Investments in Affiliates and Subsidiaries	21	-	-	-	-	-	21
Other Operating Income/Expenses	(2,893)	-	14	-	-	-	(2,879)
Operating Income	**4,394**	**2,247**	**-**	**68**	**(501)**	**-**	**6,209**
Non Operating Income	23	-	-	-	-	-	23
Net Profit before Tax	**4,418**	**2,247**	**-**	**68**	**(501)**	**-**	**6,232**
Income Tax and Social Contribution	375	(2,247)	-	-	-	-	(1,872)
Profit Sharing	(501)	-	-	-	501	-	-
Minority Interest	(19)	-	-	-	-	-	(19)
Net Profit	**4,272**	**-**	**-**	**68**	**-**	**-**	**4,340**

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments derived from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)
[2] **Credit Recovery:** Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided.
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense
4 **Other events:**

2020

1Q20: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19

2Q20: Net Interest Income and Other Operating Income and Expenses: reclassification between lines referring to derivative instruments
Allowance for Loan Losses: booking of an extraordinary loan loss allowance based on scenario analysis

3Q20: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Net Interest Income and Other Operating Income and Expenses: reclassification between lines referring to derivative instruments

4Q20: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

2021

1Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments
Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

2Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

3Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

4Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

BALANCE SHEET

ASSETS	Dec-21	Dec-20	Var.	Sep-21	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**950,440**	**988,538**	**-3.9%**	**958,028**	**-0.8%**
Cash and Cash Equivalents	**16,387**	**19,512**	**-16.0%**	**15,277**	**7.3%**
Interbank Investments	**33,629**	**69,698**	**-51.8%**	**49,300**	**-31.8%**
Money Market Investments	25,912	62,602	-58.6%	39,571	-34.5%
Interbank Deposits	6,492	5,907	9.9%	6,648	-2.3%
Foreign Currency Investments	1,225	1,189	3.0%	3,081	-60.2%
Securities and Derivative Financial Instruments	**248,796**	**266,088**	**-6.5%**	**262,032**	**-5.1%**
Own Portfolio	107,175	106,273	0.8%	110,231	-2.8%
Subject to Repurchase Commitments	71,303	96,538	-26.1%	89,941	-20.7%
Posted to Central Bank of Brazil	-	880	-100.0%	-	n.a.
Pledged in Guarantees	42,835	22,704	88.7%	29,585	44.8%
Other	27,482	39,694	-30.8%	32,275	-14.8%
Interbank Accounts	**88,377**	**91,368**	**-3.3%**	**83,419**	**5.9%**
Restricted Deposits:	69,866	58,767	18.9%	60,767	15.0%
-Central Bank of Brazil	68,589	58,409	17.4%	59,523	15.2%
-National Housing System	1,277	358	256.6%	1,244	2.6%
Other	18,510	32,601	-43.2%	22,652	-18.3%
Lending Operations	**434,463**	**383,564**	**13.3%**	**424,525**	**2.3%**
Lending Operations	461,594	408,632	13.0%	451,538	2.2%
(Allowance for Loan Losses)	(27,131)	(25,067)	8.2%	(27,013)	0.4%
Other Receivables	**127,237**	**156,175**	**-18.5%**	**121,582**	**4.7%**
Foreign Exchange Portfolio	57,812	91,439	-36.8%	50,391	14.7%
Income Receivable	37,958	39,921	-4.9%	38,425	-1.2%
Other	31,466	24,816	26.8%	32,766	-4.0%
Other Assets	**1,552**	**2,132**	**-27.2%**	**1,894**	**-18.1%**
Permanent Assets	**12,936**	**13,851**	**-6.6%**	**12,014**	**7.7%**
Temporary Assets	**428**	**333**	**28.7%**	**423**	**1.4%**
Fixed Assets	**6,384**	**7,047**	**-9.4%**	**6,176**	**3.4%**
Intangibles	**6,123**	**6,472**	**-5.4%**	**5,415**	**13.1%**
Goodwill net of amortization	1,435	2,019	-28.9%	1,221	17.5%
Other Assets	4,688	4,453	5.3%	4,194	11.8%
Total Assets	**963,376**	**1,002,389**	**-3.9%**	**970,041**	**-0.7%**
Total Assets (excluding goodwill)	**961,941**	**1,000,370**	**-3.8%**	**968,820**	**-0.7%**

LIABILITIES	Dec-21	Dec-20	Var.	Sep-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**882,997**	**921,915**	**-4.2%**	**889,444**	**-0.7%**
Deposits	**403,640**	**390,052**	**3.5%**	**395,208**	**2.1%**
Demand Deposits	40,454	41,821	-3.3%	38,398	5.4%
Savings Deposits	65,220	63,307	3.0%	65,226	0.0%
Interbank Deposits	4,723	5,145	-8.2%	5,423	-12.9%
Time Deposits and Others	293,242	279,779	4.8%	286,161	2.5%
Money Market Funding	**95,649**	**154,997**	**-38.3%**	**128,984**	**-25.8%**
Own Portfolio	71,193	96,713	-26.4%	88,845	-19.9%
Third Parties	5,560	6,283	-11.5%	12,053	-53.9%
Free Portfolio	18,896	52,001	-63.7%	28,085	-32.7%
Funds from Acceptance and Issuance of Securities	**95,381**	**70,628**	**35.0%**	**84,510**	**12.9%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and	77,169	57,668	33.8%	67,651	14.1%
Funding from Certificates of Structured Operations	3,898	2,384	63.5%	3,160	23.3%
Securities Issued Abroad	12,952	9,399	37.8%	12,381	4.6%
Other	1,361	1,176	15.8%	1,318	3.3%
Interbank Accounts	**17**	**435**	**-96.1%**	**2,520**	**-99.3%**
Interbranch Accounts	**5,426**	**4,831**	**12.3%**	**4,642**	**16.9%**
Borrowings	**79,734**	**55,012**	**44.9%**	**74,984**	**6.3%**
Domestic Onlendings - Official Institutions	**11,853**	**12,748**	**-7.0%**	**11,639**	**1.8%**
National Economic and Social Development Bank (BNDES)	6,953	7,893	-11.9%	7,130	-2.5%
National Equipment Financing Authority (FINAME)	4,273	4,475	-4.5%	4,030	6.0%
Other Institutions	627	380	65.0%	478	31.1%
Derivative Financial Instruments	**24,647**	**36,269**	**-32.0%**	**31,298**	**-21.3%**
Other Payables	**166,651**	**196,943**	**-15.4%**	**155,660**	**7.1%**
Foreign Exchange Portfolio	57,559	84,876	-32.2%	50,862	13.2%
Tax and Social Security	5,083	7,308	-30.5%	5,453	-6.8%
Debt Instruments Eligible to Compose Capital	19,641	13,120	49.7%	13,957	40.7%
Other	84,368	91,639	-7.9%	85,387	-1.2%
Deferred Income	**382**	**356**	**7.5%**	**424**	**-9.8%**
Minority Interest	**1,257**	**1,151**	**9.3%**	**1,344**	**-6.5%**
Equity	**78,740**	**78,968**	**-0.3%**	**78,830**	**-0.1%**
Total Liabilities	**963,376**	**1,002,389**	**-3.9%**	**970,041**	**-0.7%**
Equity (excluding goodwill)	**77,305**	**76,949**	**0.5%**	**77,608**	**-0.4%**



INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


75.5
27.3
48.2
65.5
22.8
42.8
71.3
23.8
47.5
78.6
26.3
52.2
90.6
30.0
60.6
4Q20
1Q21
2Q21
3Q21
4Q21
Credit
Debit

TRANSACTIONS
(million)


734.3
364.4
369.8
707.4
365.9
341.6
778.6
404.0
374.6
997.3
447.5
549.9
1,072.0
478.8
593.1
4Q20
1Q21
2Q21
3Q21
4Q21
Credit
Debit

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


45.8
4%
96%
53.5
4%
96%
54.8
3%
97%
Dec-20
Sep-21
Dec-21
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]


12%
36%
48%
4%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


66%
52%
66%
53%
66%
52%
4Q21
3Q21
4Q21
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[4] BY CHANNEL
(R$ billion)


55.4
3.8
51.6
55.8
4.0
51.8
56.4
4.1
52.3
57.2
4.3
52.9
57.4
4.4
53.0
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Internal channel
Santander Financiamentos

ORIGINATION | VEHICLES
(R$ billion)


7.9
6.4
7.0
8.0
7.2
4Q20
1Q21
2Q21
3Q21
4Q21

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value. [4] Individual and business auto loan portfolios, Individual portfolio generated through the Internal Channel, and Individual portfolio derived from the Consumer Finance segment